United States securities and exchange commission logo





                               April 17, 2024

       Jennifer Holmgren
       Chief Executive Officer
       LanzaTech Global, Inc.
       8045 Lamon Avenue, Suite 400
       Skokie, IL 60077

                                                        Re: LanzaTech Global,
Inc.
                                                            Post-Effective
Amendment No. 3 to Registration Statement on Form S-1
                                                            Filed April 5, 2024
                                                            File No. 333-269735

       Dear Jennifer Holmgren:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2024 letter.

       Post-Effective Amendment No. 3 to the Registration Statement on Form S-1

       About This Prospectus, page ii

   1. We note your response to comment 1 and reissue the comment in part. We note that references to "PRC" or
"China" in your prospectus exclude Hong Kong and Macau. Please revise to clarify that
the legal and operational risks associated with operating in China also apply to operations in
Hong Kong and Macau. The requested disclosure may appear in
                                                        the definition itself
or in another appropriate discussion of legal and operational risks applicable to the
company.
 Jennifer Holmgren
FirstName
LanzaTechLastNameJennifer  Holmgren
             Global, Inc.
Comapany
April       NameLanzaTech Global, Inc.
       17, 2024
April 217, 2024 Page 2
Page
FirstName LastName
       Please contact Benjamin Richie at 202-551-7857 or Jessica Ansart at 202-551-4511 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Kerry Burke